PROSPECTUS Dated February 7, 2024 and	PRICING SUPPLEMENT NO. 6
PROSPECTUS SUPPLEMENT Dated February 7, 2024	Dated August 21, 2025
Registration Statement No. 333-276916
Filed Pursuant to Rule 424(b)(2)

FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

£400,000,000 6.184% Fixed Rate Notes due 2031

This Pricing Supplement and the related Prospectus and Prospectus Supplement have been prepared on the basis that any offer of Euro Medium-Term Notes in any Member State of the European Economic Area (the “EEA”) or the United Kingdom (the “UK”) will be made pursuant to an exemption under the EU Prospectus Regulation and the UK Prospectus Regulation from the requirement to publish a prospectus for offers of Euro Medium-Term Notes. In this Pricing Supplement, the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended) and “UK Prospectus Regulation” means the EU Prospectus Regulation as it forms part of retained EU law by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”).

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on Ford Credit and the offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1. Issuer:	Ford Motor Credit Company LLC
2. Issuer Ratings (M/S/F)*:	Ba1 / BBB- / BBB- (Stable / Negative / Stable)
3. Trade Date:	August 21, 2025
4. Issue Date:	August 29, 2025 (T+5)
5. Stated Maturity:	August 29, 2031
6. Specified Currency:	Pound Sterling (£)
7. Principal Amount:	£400,000,000
8. Interest Rate:	6.184% Fixed Rate
9. Yield to Maturity:	6.185%
10. Price to Public:	99.996% plus accrued interest from the Issue Date
11. All-in Price:	99.621%
12. Net Proceeds (Before Expenses) to Issuer:	£398,484,000

13. Interest Payment Date:	Annually on each August 29, beginning August 29, 2026
14. Regular Record Date:	Notwithstanding anything in the Prospectus Supplement to the contrary, the first day (whether or not a Business Day) next preceding the applicable Interest Payment Date
15. Business Day:	New York City, London, Target/T2 (or any successor or replacement)
16. Day Count Convention:	Actual/Actual (ICMA)
17. Business Day Convention:	Following, unadjusted
18. Minimum Denominations:	The Notes will be issued and transferable in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof.
19. Stabilization Agent:	Barclays Bank PLC
20. ISIN:	XS3162352630
21. Listing:	Ford Credit intends to apply to list the Notes on the New York Stock Exchange.

22. Plan of Distribution:	Name	Principal Amount of Notes
	Barclays Bank PLC	£80,000,000
	HSBC Bank plc	80,000,000
	ICBC Standard Bank Plc	80,000,000
	Lloyds Bank Corporate Markets plc	80,000,000
	NatWest Markets Plc	80,000,000
	Total	£400,000,000

The above Agents have agreed to purchase the respective principal amount of Notes, opposite its name as principal, at a price of 99.621% plus accrued interest from August 29, 2025 if settlement occurs after that date.

23.	Optional Redemption

At any time, or from time to time, the Issuer has the option to redeem all or a portion of the Notes on no less than 10 nor more than 60 days’ published notice in accordance with “Optional Redemption, Repayment and Repurchase” in the Prospectus Supplement and in “Notice of Redemption” below, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as defined below), discounted to the redemption date on an annual basis (assuming an Actual/Actual (ICMA) day count fraction) at the Bond Rate (as defined below) plus 30 basis points and in each case plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the redemption date.

“Bond Rate” means, with respect to any redemption date, the rate per year equal to the annual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Government Issue, assuming a price for the Comparable Government Issue (expressed as a percentage of its principal amount) equal to the Comparable Price for such redemption date.

“Comparable Government Issue” means a United Kingdom government bond selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of comparable maturity of the Notes of the series to be redeemed.

“Comparable Price” means, with respect to any redemption date, (a) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Dealer Quotations, or (b) if fewer than five such Reference Dealer Quotations are obtained, the average of all such Reference Dealer Quotations.

“Independent Investment Banker” means an investment bank of international standing appointed by the Issuer.

“Reference Dealer” means a broker of, or a market maker in, the Comparable Government Issue selected by the Independent Investment Banker.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average of the bid and asked prices for the Comparable Government Issue (expressed in each case as a percentage of its principal amount) quoted in writing by such Reference Dealer as of 3:30 p.m., Central European time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to, but excluding, such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes called for redemption. On or before any redemption date, the Issuer shall deposit (or cause to be deposited) with the Paying Agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such redemption date.

Notice of Redemption

The Issuer will give notice of any redemption of the Notes described above in accordance with the provisions described under “Optional Redemption, Repayment and Repurchase” in the Prospectus Supplement. If fewer than all of the Notes are to be redeemed at any time, if the Notes are represented by Global Notes, the Trustee will select the Notes to be redeemed in accordance with the existing practices of Euroclear and Clearstream, otherwise the Trustee will select the Notes to be redeemed in accordance with the procedures of the principal securities exchange, if any, on which the Notes are listed at such time or, if the Notes are not listed on a securities exchange, pro rata or by lot; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than £100,000. The Trustee shall not be liable for any selections made by it in accordance with this paragraph.

Notices regarding the Notes will be sent to holders, in the case of Global Notes, via Euroclear and Clearstream, and will be given in accordance with the procedures of the principal securities exchange, if any, on which the Notes are listed at the time of such notice and may be published through the newswire service of Bloomberg or, if Bloomberg does not then operate, any similar agency.

24.	Other:

Settlement

It is expected that delivery of the Notes will be made against payment therefor on or about August 29, 2025, which will be the fifth London business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the issue date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

* Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to change or withdrawal at any time.

3